UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-33129

Allot Ltd.

(Translation of registrant’s name into English)

22 Hanagar Street

Neve Ne’eman Industrial Zone B

Hod-Hasharon 45240

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Offering and Underwriting Agreement

On June 24, 2025, Allot Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with TD Securities (USA) LLC and William Blair & Company, L.L.C., as representatives of the several underwriters named therein (collectively, the “Underwriters”), in connection with the issuance and sale by the Company of 5,000,000 ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), at a price to the public of $8.00 per Ordinary Share, for gross proceeds, before deducting underwriting discount and commissions and offering expenses, of $40.0 million (the “Offering”).

Pursuant to the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 750,000 Ordinary Shares.

All Ordinary Shares sold in the Offering were offered by the Company and are listed for trading on the Nasdaq Global Select Market. The Offering closed on June 26, 2025.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification and contribution obligations of the Company and the Underwriters including for certain liabilities under the Securities Act of 1933, as amended, and other obligations of the parties, and termination provisions.

The foregoing description is not complete and does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K (the “Report”) and is incorporated by reference herein.

The Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-286174), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2025 and declared effective on April 3, 2025 (the “Registration Statement”), a prospectus, dated April 3, 2025 included as part of the Registration Statement, a preliminary prospectus supplement, dated June 24, 2025 and filed with the SEC on June 24, 2025, and a final prospectus supplement, dated June 24, 2025 and filed with the SEC on June 25, 2025.

The attached opinion of Goldfarb Gross Seligman & Co. regarding certain Israeli law matters relating to the Offering, including the validity of the Ordinary Shares sold in the Offering, is hereby incorporated by reference into the Registration Statement.

Lynrock Note

On June 24, 2025, the Company entered into an amendment (the “Amendment”) to its existing senior unsecured convertible promissory note with a face value of $40.0 million issued by the Company to Lynrock Lake Master Fund LP, a major shareholder of the Company (“Lynrock”), on February 18, 2022 (as amended, the “Lynrock Note”). Pursuant to the Amendment, which was conditional upon the closing of the Offering, $31.41 million of the outstanding principal amount under the Note was to be repaid and cancelled in exchange for consideration consisting of $31.41 million in cash from the net proceeds of the Offering, and the remaining $8.59 million principal amount outstanding under the Lynrock Note was to be converted into Ordinary Shares at a conversion rate per $1,000 principal amount equal to $1,164.14 divided by the lower of (x) $9.296 and (y) the public offering price, concurrent with the closing of the Offering.

On June 26, 2025, concurrent with the closing of the Offering, the Company repaid $31.41 million of principal under the Lynrock Note from the proceeds of the Offering and is converting the remaining $8.59 million of principal under the Lynrock Note into 1,249,995 Ordinary Shares, reflecting a conversion rate per $1,000 principal amount equal to $1,164.14 divided by the public offering price. As a result of the repayment and conversion and following the completion of the Offering, the Lynrock Note will be cancelled and, upon delivery of the Ordinary Shares, Lynrock will own approximately 21.8% of the outstanding Ordinary Shares.

The foregoing description is not complete and does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Amendment that is filed as Exhibit 10.1 to this Report and is incorporated by reference herein.

The information contained herein, including the Underwriting Agreement attached hereto as Exhibit 1.1 and the Amendment attached hereto as Exhibit 10.1, is hereby incorporated by reference into (i) the Registration Statement and (ii) the Company’s Registration Statements on Form F-3 (File No. 333-264202 filed with the SEC on April 8, 2022 and Form S-8 (File Nos. 333-140701, 333-149237, 333-159306, 333-165144, 333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405, 333-254298, 333-263767, 333-270903, 333-278607 and 333-285268) filed with the SEC on February 14, 2007, February 14, 2008, May 18, 2009, March 2, 2010, February 28, 2011, April 17, 2012, March 21, 2013, March 27, 2014, March 26, 2015, March 28, 2016, March 23, 2017, March 22, 2018, March 19, 2019, March 26, 2020, March 15, 2021, March 22, 2022, March 28, 2023, April 10, 2024 and February 26, 2025, respectively.

Press Releases

On June 24, 2025, the Company issued a press release announcing the launch of the Offering, which is attached hereto as Exhibit 99.1.

On June 24, 2025, the Company issued a press release announcing the pricing of the Offering, which is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By:	/s/ Liat Nahum
Name:	Liat Nahum
Title:	Chief Financial Officer

Date: June 26, 2025

EXHIBIT INDEX

Exhibit No.	Document Description
1.1	Underwriting Agreement, dated June 24, 2025.
5.1	Opinion of Goldfarb Gross Seligman & Co.
10.1	Amendment to Convertible Promissory Note, dated June 24, 2025.
99.1	Allot Launch Press Release, dated June 24, 2025
99.2	Allot Pricing Press Release, dated June 24, 2025

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